SCHEDULE 13D/A
CUSIP No. 407497 106

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 8)

Hamilton Lane Incorporated
(Name of Issuer)

Class A Common Stock, par value $0.001
(Title of Class of Securities)

407497 106
(CUSIP Number)

Lydia Gavalis
General Counsel and Secretary
Hamilton Lane Incorporated
One Presidential Blvd., 4th Floor
Bala Cynwyd, PA 19004
Telephone: (610) 934-2222

with a copy to:

Matthew H. Meyers
Faegre Drinker Biddle & Reath LLP
One Logan Square, Suite 2000
Philadelphia, PA 19103
Telephone: (215) 988-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person HLA Investments, LLC
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 19,386,724
	(9)	Sole Dispositive Power 10,557,072
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 19,386,724
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 36.4%
(14)	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person HRHLA, LLC
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 19,386,724
	(9)	Sole Dispositive Power 7,789,067
	(10)	Shared Dispositive Power 2,768,005
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 19,386,724
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 36.4%
(14)	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Hartley R. Rogers
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 19,386,724
	(9)	Sole Dispositive Power 7,815,326
	(10)	Shared Dispositive Power 2,768,005
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 19,386,724
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 36.4%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Hamilton Lane Advisors, Inc.
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,579,104
	(9)	Sole Dispositive Power 2,579,104
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,579,104
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 6.6%
(14)	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Mario L. Giannini
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,908,829
	(9)	Sole Dispositive Power 3,625,197
	(10)	Shared Dispositive Power 283,632
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,908,829
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 9.7%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Kyera Giannini
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 288,648
	(9)	Sole Dispositive Power 288,648
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 288,648
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.8%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Nicole Giannini
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 288,648
	(9)	Sole Dispositive Power 288,648
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 288,648
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.8%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person The 2008 Sexton Des. Trust FBO Laura Sexton
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 416,233
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 416,233
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 416,233
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.1%
(14)	Type of Reporting Person (See Instructions) OO (Trust)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person The 2008 Sexton Des. Trust FBO Matthew Sexton
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 416,233
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 416,233
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 416,233
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.1%
(14)	Type of Reporting Person (See Instructions) OO (Trust)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person O. Griffith Sexton
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 845,324
	(9)	Sole Dispositive Power 12,858
	(10)	Shared Dispositive Power 832,466
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 845,324
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.3%
(14)	Type of Reporting Person (See Instructions) OO (Trustee), IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Barbara Sexton
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 832,466
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 832,466
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 832,466
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.2%
(14)	Type of Reporting Person (See Instructions) OO (Trustee)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Oakville Number 2 Trust
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 635,022
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 635,022
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 635,022
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.8%
(14)	Type of Reporting Person (See Instructions) OO (Trust)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Rysaffe Trust Company (C.I.) Limited
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 635,022
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 635,022
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 635,022
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.8%
(14)	Type of Reporting Person (See Instructions) OO (Trustee)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Edward B. Whittemore
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 135,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 135,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 135,000
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.4%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Laurence F. Whittemore
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 156,880
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 156,880
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 156,880
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.4%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Michael Schmertzler
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 725,005
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 725,005
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 725,005
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.0%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Erik R. Hirsch
(2)	Check the Appropriate Box if a Member of a Group
(a)	☒
(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
(8)	Shared Voting Power 1,174,431
(9)	Sole Dispositive Power 1,174,431
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,174,431
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.1%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Juan Delgado-Moreira
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Spain
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,311,233
	(9)	Sole Dispositive Power 1,311,233
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,311,233
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.6%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Paul Yett
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 305,438
	(9)	Sole Dispositive Power 305,438
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 305,438
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.8%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Kevin J. Lucey
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 238,256
	(9)	Sole Dispositive Power 238,256
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 238,256
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.7%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Tara Devlin
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 253,587
	(9)	Sole Dispositive Power 253,587
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 253,587
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.7%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Stephen R. Brennan
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 223,967
	(9)	Sole Dispositive Power 223,967
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 223,967
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.6%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Andrea Anigati
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 454,746
	(9)	Sole Dispositive Power 454,746
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 454,746
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.2%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Michael Kelly
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 100,000
	(9)	Sole Dispositive Power 100,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.3%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Jeffrey S. Meeker
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 89,237
	(9)	Sole Dispositive Power 89,237
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 89,237
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.2%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Thomas Kerr
(2)	Check the Appropriate Box if a Member of a Group
(a)	☒
(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
(8)	Shared Voting Power 174,642
(9)	Sole Dispositive Power 174,642
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 174,642
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.5%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person David Helgerson
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 197,265
	(9)	Sole Dispositive Power 197,265
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 197,265
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.5%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Michael Donohue
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 65,140
	(9)	Sole Dispositive Power 65,140
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 65,140
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.2%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106
Item 1. Security and Issuer

    This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) is being filed with respect to the Class A Common Stock, $0.001 par value, of Hamilton Lane Incorporated, a Delaware corporation (the “Issuer”), to amend and supplement the Schedule 13D filed on March 17, 2017 (as amended and supplemented to date, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D filed on March 17, 2017.

Item 2. Identity and Background

Items 2(a), 2(c) and 2(f) of the Schedule 13D are hereby amended and restated in their entirety:

(a)As of the date of this Amendment No. 8:
(i)    HLAI beneficially owns 19,386,724 shares of Class A common stock as holder of 9,922,057 Class B units and because it has voting control over an additional 9,464,667 shares of Class A common stock. HLAI’s principal business is to hold Class B units of HLA and Class B common stock of the pre-IPO investor group, including certain members of senior management of the Issuer and outside investors.
(ii)    HRHLA beneficially owns 19,386,724 shares of Class A common stock as the managing member of HLAI. HRHLA’s principal business is to hold the membership interests in HLAI representing its ownership in the Issuer.
(iii)    Hartley R. Rogers beneficially owns 19,386,724 shares of Class A common stock, which includes 7,789,067 shares as the managing member of HRHLA and 26,259 shares held directly.
(iv)    HLA Inc. beneficially owns 2,579,104 shares of Class A common stock as holder of 2,579,104 Class B units. HLA Inc.’s principal business is to hold Class B units on behalf of Mario L. Giannini, its sole stockholder and director.
(v)    Mario L. Giannini beneficially owns 3,908,829 shares of Class A common stock, which includes 949,595 shares of Class A common stock beneficially held through Class B units held directly, the 2,579,104 shares of Class A common stock beneficially held by HLA Inc., 283,632 shares of Class A common stock beneficially held as a result of his ownership interest in HLAI, and 96,498 shares of Class A common stock held directly.
(vi)    Kyera Giannini beneficially owns 288,648 shares of Class A common stock as a result of her ownership interest in HLA.
(vii)    Nicole Giannini beneficially owns 288,648 shares of Class A common stock as a result of her ownership interest in HLA.
(viii)    The Laura Sexton Trust beneficially owns 416,233 shares of Class A common stock as a result of its ownership interest in HLAI.
(ix)    The Matthew Sexton Trust beneficially owns 416,233 shares of Class A common stock as a result of its ownership interest in HLAI.
(x)    O. Griffith Sexton beneficially owns 845,324 shares of Class A common stock, which includes 832,466 shares as a trustee of the two Sexton family trusts and 12,858 shares of Class A common stock held directly.
(xi)    Barbara Sexton beneficially owns 832,466 shares of Class A common stock as a trustee of the two Sexton family trusts.
(xii)    Oakville Trust directly owns 635,015 shares of Class A common stock and beneficially owns an additional 7 shares of Class A common stock as a result of the Oakville Trust’s ownership interest in HLAI. Rysaffe, the trustee of Oakville Trust, beneficially owns all of such shares.
(xiii)    Edward B. Whittemore beneficially owns 135,000 shares of Class A common stock as a result of his ownership interest in HLAI.
(xiv) Laurence F. Whittemore beneficially owns 156,880 shares of Class A common stock as a result of his ownership interest in HLAI.

SCHEDULE 13D/A
CUSIP No. 407497 106
(xv)    Michael Schmertzler beneficially owns 725,005 shares of Class A common stock as a result of his ownership interest in HLAI.
(xvi)    The Management Investors collectively beneficially own 1,513,155 shares of Class A common stock directly, an additional 101,599 shares of restricted Class A common stock subject to vesting, and 2,973,288 shares of Class A common stock as holders of 2,466,775 Class B units and 506,513 Class C units held by HLMI. Pursuant to and under the terms and conditions of the exchange agreement, as amended (the “Exchange Agreement”), each Management Investor may exchange such Class B units and Class C units for shares of Class A common stock on a one-for-one basis.
Each Reporting Person, other than Mr. Rogers, HLAI and HRHLA, disclaims beneficial ownership of securities owned by the other Reporting Persons, except to the extent of such Reporting Person’s pecuniary interest therein. Ms. Devlin also disclaims beneficial ownership of 250 shares of Class A common stock owned by her son, who lives at her home.

(c)	Certain of the Reporting Persons hold positions at the Issuer and its subsidiaries as their principal occupation.

Name	Principal Occupation (at Issuer)
Hartley R. Rogers	Chairman, Director
Mario L. Giannini	Chief Executive Officer, Director
Erik R. Hirsch	Vice Chairman, Director
Juan Delgado-Moreira	Vice Chairman
Kevin J. Lucey	Chief Operating Officer
Michael Donohue	Controller
Paul Yett	Director of ESG & Sustainability
Tara Devlin	Relationship Manager Managing Director
Andrea Anigati	Head of Fund Investments
Stephen R. Brennan	Business Development & Taft Hartley Managing Director
Thomas Kerr	Head of Secondaries
David Helgerson	Direct Equity Investments Managing Director

(f) Each natural person identified in this Item 2 is a citizen of the United States except for Mr. Delgado-Moreira, who is a citizen of Spain. Each entity identified in this Item 2 is organized under the laws of Delaware, other than Hamilton Lane Advisors, Inc., which is a Pennsylvania corporation, Oakville Trust and Rysaffe, which are governed by the laws of Guernsey, and the Sexton Trusts, which are New York trusts.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The Issuer conducted a registered offering of Class A common stock, which closed on March 4, 2021 (the “March 2021 Offering”).  In connection with the March 2021 Offering, Hartley R. Rogers and Oakville Trust (together, the “Selling Stockholders”) collectively sold 94,245 shares of Class A common stock, while the Issuer sold 1,358,865 shares of Class A common stock for $87.36 per share to J.P. Morgan Securities LLC. The Issuer did not receive any proceeds from the sale of Class A common stock by the Selling Stockholders. The proceeds from the Issuer’s sale of shares of Class A common stock were used to settle in cash exchanges of Class B units (along with payment of the par value of a corresponding number of redeemed shares of Class B common stock) and Class C units of HLA by certain of the Reporting Persons. The redeemed shares of Class B common stock were cancelled.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Item 3 to this Amendment No. 8 is hereby incorporated by reference.

Pursuant to lock-up agreements, the Issuer, HLA, all of the Issuer’s directors and executive officers and certain of the Reporting Persons (collectively owning approximately 38% of the Issuer’s common stock as of March 1, 2021)

SCHEDULE 13D/A
CUSIP No. 407497 106
agreed that, without the prior written consent of the underwriter for the March 2021 Offering, they will not, subject to specified exceptions, directly or indirectly, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of the Issuer’s common stock or any securities convertible into or exercisable or exchangeable for such common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Issuer's common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of the Issuer’s common stock or any security convertible into or exercisable or exchangeable for such common stock for a period of 75 days after the date of the prospectus supplement related to the offering.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(b) of Schedule 13D are amended to reflect the following:

The following table sets forth the aggregate number and percentage of the Class A common stock beneficially owned by each Reporting Person. The aggregate number and percentage of the Class A common stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

Reporting Person	Number of Shares Beneficially Owned	Percentage of Class A Common Stock Outstanding(1)

HLAI	19,386,724	36.4%
HRHLA	19,386,724	36.4%
Hartley R. Rogers	19,386,724	36.4%
HLA Inc.	2,579,104	6.6%
Mario L. Giannini	3,908,829	9.7%
Kyera Giannini	288,648	*
Nicole Giannini	288,648	*
O. Griffith Sexton	845,324	2.3%
Barbara Sexton	832,466	2.2%
Laura Sexton Trust	416,233	1.1%
Matthew Sexton Trust	416,233	1.1%
Oakville Trust	635,022	1.8%
Rysaffe	635,022	1.8%
Edward B. Whittemore	135,000	*
Laurence F. Whittemore	156,880	*
Michael Schmertzler	725,005	2.0%
Erik R. Hirsch	1,174,431	3.1%
Juan Delgado-Moreira	1,311,233	3.6%
Paul Yett	305,438	*
Kevin J. Lucey	238,356	*
Tara Devlin	253,587	*
Stephen R. Brennan	223,967	*
Andrea Anigati	454,746	1.2%
Michael Kelly	100,000	*
Jeffrey S. Meeker	89,237	*
Thomas Kerr	174,642	*
David Helgerson	197,265	*

SCHEDULE 13D/A
CUSIP No. 407497 106

Michael Donohue	65,140	*

Total for Group	19,386,724	36.4%

* Less than 1%
(1)    Based on the number of shares of Class A common stock (36,286,508) issued and outstanding as of March 19, 2021, the date of this report, and assuming all outstanding Class B units and Class C units beneficially owned by the Reporting Person were exchanged for newly-issued shares of Class A common stock on a one-for-one basis.

(c) Item 5(c) of Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 4 of this Amendment No. 8 is hereby incorporated herein by reference.

The following table sets forth the transactions by the Reporting Persons involving the beneficial ownership of Class A Common stock that were effected during the last 60 days.

Reporting Person	Number of Class B Units Exchanged(1)	Number of Class C Units Exchanged(2)	Shares of Class A Common Stock Granted(3)	Shares of Class A Common Stock Withheld(4)	Shares of Class A Common Stock Sold
Hartley R. Rogers	228,000(5)	–	–	7,822	19,245(6)
Laura Sexton Trust	50,000(7)	–	–	–	–
Matthew Sexton Trust	50,000(8)	–	–	–	–
Edward B. Whittemore	10,000(9)	–	–	–	–
Michael Schmertzler	27,000(10)	–	–	–	–
Mario L. Giannini	500,000	–	–	3,245	–
Erik R. Hirsch	–	–	6,674	5,353	–
Michael Donohue	–	–	626	611	–
Juan Delgado-Moreira	–	–	4,306	–	–
Paul Yett	100,000(11)	–	590	604	–
Andrea Anigati	–	50,000(11)	2,239	1,597	–
David Helgerson	–	–	1,042	786	–
Jeffrey S. Meeker	50,000(11)	–	–	–	–
Thomas Kerr	–	–	2,423	1,626	–
Stephen R. Brennan	–	15,000(11)	2,699	2,093	10,000(12)
Kevin J. Lucey	70,000(11)	–	3,273	3,142	–
Tara Devlin	–	100,000(11)	1,998	2,144	10,000(13)
Oakville Trust	–	–	–	–	75,000(14)
HLAI	365,000(15)	–	–	–	–
HRHLA	365,000(15)	–	–	–	–

(1)    Pursuant to the Exchange Agreement, the Class B Units of HLA are exchangeable, on a one-for-one basis, for shares of Class A common stock or, at the Issuer’s election, for cash. The column below represents Class B Units exchanged on March 4, 2021 in connection with the March 2021 Offering. At the Issuer’s election, the exchange was settled in cash at a price of $87.36.
(2)    Pursuant to the Exchange Agreement, the Class C Units of HLA are exchangeable, on a one-for-one basis, for shares of Class A common stock or, at the Issuer’s election, for cash. The column below represents Class C Units exchanged on March 4, 2021 in connection with the March 2021 Offering. At the Issuer’s election, the exchange was settled in cash at a price of $87.36.
(3)    Represents shares granted to the Reporting Person on March 14, 2021 pursuant to an award of restricted stock under the Issuer’s 2017 Equity Plan, as amended. The awards are subject to a time-based vesting condition.
(4)    Represents shares delivered to the Issuer on March 14, 2021 to satisfy withholding taxes due upon the vesting of previously granted restricted stock awards. The forfeiture price was $87.10.

SCHEDULE 13D/A
CUSIP No. 407497 106
(5)    These securities were owned indirectly by Mr. Rogers through HLAI. Mr. Rogers is the manager of HRHLA, LLC, the managing member of HLAI. HLAI distributed the HLA units to Mr. Rogers in order to facilitate the exchange.
(6)    Represents Class A common shares sold on March 4, 2021 at a price of $87.36 in the March 2021 Offering.
(7)    Represents securities owned indirectly by The 2008 Sexton Des. Trust FBO Laura Sexton through HLAI. HLAI distributed the HLA units to the trust in order to facilitate the exchange. Mr. Sexton and Mrs. Barbara Sexton serve as trustees of this trust.
(8)    Represents securities owned indirectly by The 2008 Sexton Des. Trust FBO Matthew Sexton through HLAI. HLAI distributed the HLA units to the trust in order to facilitate the exchange. Mr. Sexton and Mrs. Barbara Sexton serve as trustees of this trust.
(9)    Represents securities owned indirectly by Edward B. Whittemore through HLAI. HLAI distributed the HLA units to Mr. Whittemore in order to facilitate the exchange.
(10)    Represents securities owned indirectly by Mr. Schmertzler through HLAI. HLAI distributed the HLA units to Mr. Schmertzler in order to facilitate the exchange.
(11)    Represents securities held on behalf of the individual by HLMI. HLMI distributed the HLA units to the individual in order to facilitate the exchange.
(12)    Represents Class A common shares sold on February 9, 2021 held directly by Mr. Brennan at an average price of $85.94 on the open market.
(13)    Represents Class A common shares sold on February 5, 2021 held through a family trust of which Ms. Devlin is the settlor, trustee, and a beneficiary at an average price of $82.14 on the open market.
(14)    Represents Class A common shares sold on March 4, 2021 at a price of $87.36 in the March 2021 Offering. Rysaffe Trust Company (CI) Limited serves as trustee of the trust.
(15)    See footnotes 5, 7, 8, 9 and 10. As set forth in the Schedule 13D, HRHLA is the managing member of HLAI.

(e) Item 5(e) of Schedule 13D is hereby amended and supplemented as follows:

The Stockholders Agreement terminated pursuant to its terms with respect to Randy Stilman on September 4, 2020 due to the fact that Mr. Stilman ceased to beneficially own Class B units of HLA as of that date. As a result, Mr. Stilman is no longer a Reporting Person hereunder. Other than with respect to Mr. Stilman, the Stockholders Agreement remains in full force and effect.

SCHEDULE 13D/A
CUSIP No. 407497 106
Item 7. Material to be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
2.	Form of Lock-Up Agreement.
3.	Amendment No. 1 to Tax Receivable Agreement, dated as of December 31, 2020, by and among Hamilton Lane Incorporated, Hamilton Lane Advisors, L.L.C., and each of the other persons and entities party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 10-Q filed with the SEC on February 2, 2021).

SCHEDULE 13D/A
CUSIP No. 407497 106
SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2021

1.	HLA Investments, LLC
	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

2.	HRHLA, LLC

	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

3.	Hamilton Lane Advisors, Inc.

	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

4.	/s/ Lauren Platko, Attorney-in-Fact
Hartley R. Rogers

5.	/s/ Lauren Platko, Attorney-in-Fact
Mario L. Giannini

6.	/s/ Lauren Platko, Attorney-in-Fact
Kyera Giannini

7.	/s/ Lauren Platko, Attorney-in-Fact
Nicole Giannini

8.	/s/ Lauren Platko, Attorney-in-Fact
O. Griffith Sexton

9.	/s/ Lauren Platko, Attorney-in-Fact
Barbara Sexton

SCHEDULE 13D/A
CUSIP No. 407497 106

10.	The 2008 Sexton Des. Trust FBO Laura Sexton

	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

11.	The 2008 Sexton Des. Trust FBO Matthew Sexton

	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

12.	Oakville Number 2 Trust

	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

13.	Rysaffe Trust Company (C.I.) Limited

	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

14.	/s/ Lauren Platko, Attorney-in-Fact
Edward B. Whittemore

15.	/s/ Lauren Platko, Attorney-in-Fact
Laurence F. Whittemore

16.	/s/ Lauren Platko, Attorney-in-Fact
Michael Schmertzler

17.	/s/ Lauren Platko, Attorney-in-Fact
Erik R. Hirsch

18.	/s/ Lauren Platko, Attorney-in-Fact
Kevin J. Lucey

SCHEDULE 13D/A
CUSIP No. 407497 106

19.	/s/ Lauren Platko, Attorney-in-Fact
Juan Delgado-Moreira

20.	/s/ Lauren Platko, Attorney-in-Fact
Paul Yett

21.	/s/ Lauren Platko, Attorney-in-Fact
Tara Devlin

22.	/s/ Lauren Platko, Attorney-in-Fact
Andrea Anigati

23.	/s/ Lauren Platko, Attorney-in-Fact
Michael Kelly

24.	/s/ Lauren Platko, Attorney-in-Fact
Stephen R. Brennan

25.	/s/ Lauren Platko, Attorney-in-Fact
Jeffrey S. Meeker

26.	/s/ Lauren Platko, Attorney-in-Fact
Thomas Kerr

27.	/s/ Lauren Platko, Attorney-in-Fact
David Helgerson

28.	/s/ Lauren Platko, Attorney-in-Fact
Michael Donohue